

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Freemont, California 94538

   Re: AXT, Inc.
    Amendment No. 5 to Registration Statement on Form S-3
    Filed April 14, 2022
    File No. 333-258196

Dear Mr. Young:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

Form S-3/A filed April 14, 2022

Cover Page

1. We note your response to comment 6 and reissue our comment. Please revise your cover page.

Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Hoffman